INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

November 3, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the All Terrain Opportunity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 27, 2014, on the Registrants registration statement filed on Form N-1A with respect to the All Terrain Opportunity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 10 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Fees and Expenses table

1.	Submit the completed fees and expenses table as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response:  The Registrant submitted the requested correspondence on September 26, 2014.

2.	Consider removing the additional language in the fee table pertaining to “Redemption Fees” if there will not be any redemption fees.

Response:  The Registrant confirms that the Advisor has included a 1.00% 60 day redemption fee and therefore has left the language pertaining to redemption fees.

3.
Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until March 1, 2016.”

Principal Investment Strategies
4.
On page 2, due to the reference to “fixed income securities of domestic and foreign issuers (including emerging market companies) of any credit quality and duration,” and the “High Yield (“Junk”) Bond Risk” on page 4, please mention junk bonds in the principal strategy section.

Response:  The Registrant has amended the disclosure to include junk bonds as follows:

“These investments include domestic and foreign equity securities of companies with market capitalizations over $200 million, and fixed income securities of domestic and foreign issuers (including emerging market companies) of any credit quality (including junk bonds) and duration, including U.S. Treasury securities, corporate bonds and other fixed income securities.”

5.	Confirm that the dividend expense estimate is reflected in the fee table.

Response:  The Registrant has updated the dividend expense estimate in the fee table.

6.	Disclose the upper limits of Fund assets that are expected to be shorted.

Response:  The Registrant confirms that up to 50% of Fund assets may be shorted in the event of a financial downturn and has added the following disclosure:

“The Fund may invest up to 50% of its assets in short sales or one or more inverse ETFs during adverse market conditions.”

7.
In reference to the disclosure stating, “Fixed income investments, other than U.S. Treasury securities, will generally be made through ETF’s or other investment companies,” please disclose if these include registered investment companies.  If they include unregistered investment companies, please indicate the percentage of fund assets expected to be invested in the unregistered investment companies. For larger investments in an unregistered investment company, additional disclosure is required in the Prospectus.

Response:  The Registrant confirms that Fund will invest in registered companies and has amended the language as follows:

“Fixed income investments, other than U.S. Treasury securities, will generally be made through ETFs or other registered investment companies.”

8.
Confirm if the Fund will invest in ETFs according to Section 12 limitations. In reference to the disclosure stating, “The Fund may invest up to 50% of its assets in one or more inverse ETFs during uncertain market conditions,” disclose the name of the ETF if it is over 20%, and since 50% is so high, it is not appropriate unless the Prospectus contains the risk disclosure required for inverse ETFs, and specifically state that the inverse ETF can lose money even if the level of the index falls.

Response:  The Registrant confirms that the Fund will rely on Rule 12d1-3 to exceed the 5% and 10% limitation of Section 12 as Rule 12d1-3 may be used by a Fund relying on Section 12(d)(1)(F) and has added the appropriate disclosure to the “Investment Company Securities” section of the Statement of Additional Information. The Registrant confirms that the Advisor would short up to 50% of fund assets using an ETF at the beginning of a financial market downturn and then go net short.  (For example, Proshares Short S&P 500)  The Registrant has added the following disclosures:

“Inverse ETF Risk.  Inverse ETFs are ETFs that are constructed by using various derivatives for the purpose of profiting from a decline in the value of an underlying benchmark.  Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. Unlike traditional funds, shareholders of inverse ETFs will lose money when the underlying benchmark rises.  During periods of increased volatility, inverse ETFs may not perform in the manner they are designed. Due to volatility and the effects of compounding, inverse ETFs can lose money even if the level of the index falls.”

“Inverse ETF Risk.  Inverse ETFs are ETFs that are constructed by using various derivatives for the purpose of profiting from a decline in the value of an underlying benchmark. Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. An inverse ETF should lose value as the index or security tracked by such fund’s benchmark increases in value, a result that is the opposite from traditional mutual funds.  Successful use of inverse ETFs requires that the Advisors correctly predict short term market movements.  If the Fund invests in an inverse ETF and markets rise, the Fund could lose money.  During periods of increased volatility, inverse ETFs may not perform in the manner they are designed.  Due to volatility and the effects of compounding, inverse ETFs can lose money even if the level of the index falls.  Inverse ETFs may also employ leverage so that their returns are more than one times the opposite of their benchmarks.  Inverse ETFs may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking daily inverse investment results. Shareholders of inverse ETFs should actively manage and monitor their investments, as frequently as daily.

•
Inverse ETF Compounding Risk.  As a result of compounding and because an inverse ETF has a single day investment objective, an inverse ETF’s performance for periods greater than a single day is likely to be either better or worse than the benchmark index performance times the stated multiple in the inverse ETF’s investment objective, before accounting for fees and fund expenses. Compounding affects all investments, but has a more significant impact on an inverse ETF. Particularly during periods of higher index volatility, compounding will cause results for periods longer than a single day to vary from the inverse of the return of the benchmark index. This effect becomes more pronounced as volatility increases.

•
Inverse ETF Correlation Risk.  A number of factors may affect an inverse ETF’s ability to achieve a high degree of inverse correlation with the benchmark index, and there can be no guarantee that an inverse ETF will achieve a high degree of inverse correlation. Failure to achieve a high degree of inverse correlation may prevent an inverse ETF from achieving its investment objective. The percentage change of an inverse ETF’s NAV each day may differ, perhaps significantly, from the inverse of the percentage change of the benchmark index on such day.

In order to achieve a high degree of inverse correlation with its benchmark index, an inverse ETF may seek to rebalance its portfolio daily to keep exposure consistent with its investment objective. Being materially over- or under-exposed to its benchmark index may prevent an inverse ETF from achieving a high degree of inverse correlation with the benchmark index. Market disruptions or closure, regulatory restrictions or extreme market volatility will adversely affect an inverse ETF’s ability to adjust exposure to requisite levels. The target amount of portfolio exposure is impacted dynamically by benchmark index’s movements. Because of this, it is unlikely that an inverse ETF will have perfect inverse exposure to its benchmark index at the end of each day and the likelihood of being materially over- or under-exposed is higher on days when its benchmark index level is volatile near the close of the trading day.

A number of other factors may also adversely affect an inverse ETF’s inverse correlation with its benchmark index, including fees, expenses, transaction costs, financing costs associated with the use of derivatives, income items, valuation methodology, accounting standards and disruptions or illiquidity in the markets for the securities or financial instruments in which the inverse ETF invests. An inverse ETF may not have investment exposure to all securities in its benchmark index, or its weighting of investment exposure to such securities may be different from that of its benchmark index. In addition, an inverse ETF may invest in securities or financial instruments not included in its benchmark index. As a result, developments regarding the performance of those securities and financial instruments in which an inverse ETF invests could result in a greater decline in NAV than would be the case if the inverse ETF’s holdings precisely replicated the securities and weights of its benchmark index. An inverse ETF may also be subject to large movements of assets into and out of the ETF, potentially resulting in the inverse ETF being over- or under-exposed to its benchmark index. Activities surrounding benchmark index reconstitutions or other benchmark index rebalancing events may hinder an inverse ETF’s ability to meet its daily investment objective on or around that day.”

9.	Indicate what Castle Financial & Retirement Planning Associates, Inc. will be responsible for as a co-advisor and provide further details regarding the “fundamental analysis” which they will be doing.

Response:  The Registrant has amended the language to add the following disclosure:

“Castle Financial uses a fundamental methodology to screen for securities for the portfolio focusing on the overall earning potential of a company issuing stock, which may include analysis of financial statements, management, competitors, intangible values and product markets, among other factors.”

10.	Consider rephrasing the term “corporate insider trading activity.”

Response:  The Registrant has revised the language as follows:

“The advisors may from time to time focus on companies involved in corporate events such as spin-offs, share buybacks and public records of securities purchases and sales by corporate directors and officers.”

Principal Risks of Investing
11.	Include “Interest Rate” risk disclosure.

Response:  The Registrant has added the requested Interest Rate Risk as follows:

“Interest rate risk.  Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities.  For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.  Generally, the longer the maturity and duration of a bond or fixed rate loan, the more sensitive it is to this risk.  Falling interest rates also create the potential for a decline in the Fund’s income.  These risks are greater during periods of rising inflation.”

12.
On page 5, under “Underlying Fund Risk” state whether the reference to investment companies include only registered investment companies, or if it will also include unregistered investment companies.  If it includes unregistered investment companies, indicate the amount of Fund assets that will be invested in them.

Response:  The Registrant confirms that it will only include registered investment companies and has revised the language as follows:

“Other registered investment companies including mutual funds, ETFs and closed-end funds (“Underlying Funds”) in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.”

Principal Investment Strategies
13.	Apply all comments from the Summary Section to this section also.

Response:  The Registrant has applied all comments from the Summary Section to this section.

Management of the Fund

Investment Advisors
14.	On page 13, describe Mr. Bauer’s investment advisory experience according to Item 10(a)(1) on Form N-1A.

Response:  The Registrant has revised the disclosure as follows:

“Bauer Capital is newly registered with the SEC as an investment advisor.”

Fund Expenses
15.
In reference to the disclosure stating, “Each Advisor’s responsibility under the expense limitation agreement is proportionate to its share of the total advisory fee paid by the Fund,” confirm that the division of responsibility is included in the expense limitation agreement.

Response:  The Registrant confirms that Castle Financial & Retirement Planning Associates, Inc. will be 100% responsible for limiting expenses and that this appears in the expense limitation agreement.  The Registrant has removed the above disclosure and amended the language in the Prospectus as follows:

 “Castle Financial has contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that the total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.95%, 2.70% and 1.70% of the average daily net assets of Class A, Class C and Class I shares of the Fund, respectively.”

16.	Indicate how the division of responsibility arrangement impacts recoupment expenses by the advisors and confirm this is also in the expense limitation agreement.

Response:  The Registrant confirms that Castle Financial & Retirement Planning Associates, Inc. will be permitted to seek reimbursement of prior fees it waived or Fund expenses it paid, and that this appears in the expense limitation agreement.  The Registrant has amended the language in the Prospectus as follows:

Any reduction in advisory fees or payment of the Fund’s expenses made by Castle Financial in a fiscal year may be reimbursed by the Fund for a period of three years from the date of reduction or payment if Castle Financial so requests.  This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.  However, the reimbursement amount may not exceed the total amount of fees waived and/or Fund expenses paid by Castle Financial and will not include any amounts previously reimbursed to Castle Financial by the Fund.  Any such reimbursement is contingent upon the Board’s subsequent review and ratification of the reimbursed amounts and no reimbursement may cause the total operating expenses paid by the Fund in a fiscal year to exceed the applicable limitation on Fund expenses.  The Fund must pay current ordinary operating expenses before Castle Financial is entitled to any reimbursement of fees and/or Fund expenses.

Large Order Net Asset Value Purchase Privilege
17.	On page 19, disclose what the contingent deferred sales charge (“CDSC”) of 1.00% is based on and how it is calculated in a partial redemption.

Response:  The Advisor has removed the 1.00% CDSC for all share classes, therefore this language no longer appears in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION
Principal Investment Strategies, Policies and Risks

18.
Confirm if Municipal Bonds, Real Estate Investment Trusts (“REITs”), Structured Investments, Commodity and Commodity Contracts are principal strategies and if they are, include them in the Prospectus.  If they are not, then move them to the “Other Investment Strategies, Policies and Risks” section.

Response:  The Registrant confirms that they are not principal strategies and has moved the requested language to the “Other Investment Strategies, Policies and Risks” section.

Management of the Fund
19.	On page B-44 in footnote “b”, confirm if “Mr. Cipperman” or “Mr. Dziura” should be listed in the footnote.

Response: The Registrant has updated the footnote to replace Mr. Cipperman with Mr. Dziura.

PART C:  OTHER INFORMATION
Item 28 - Exhibits
20.	Confirm whether Item 28(d) will include two separate investment advisory agreements and reflect this in Part C.

Response:  The Registrant confirms that there are two separate investment advisory agreements and has revised the language to state “Investment Advisory Agreements.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kiran Dhillon (626-385-5770) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Kiran Dhillon
Kiran Dhillon
Assistant Secretary